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                             January 20, 2022

       Bruce Labovitz
       Chief Financial Officer
       Bowman Consulting Group Ltd.
       12355 Sunrise Valley Drive, Suite 520
       Reston, Virginia 20191

                                                        Re: Bowman Consulting
Group Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
12, 2022
                                                            CIK No. 0001847590

       Dear Mr. Labovitz:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Jason Simon